Standard Dental Labs Inc.

424 E Central Blvd, St. 308,

Orlando, Florida 32801

August 1, 2024

Attorney Jessica Ansart

Division of Corporation Finance

Securities and Exchange Commission

Re:	Standard Dental Labs Inc. Offering Statement on Form 1-A File No. 024-12428 Filed April 25, 2024

Dear Mrs. Ansart:

In response to your letter dated May 23, 2024, the following information is hereby submitted on behalf of Standard Dental Labs Inc. (the “Company”). Amendment No. 1 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Offering Statement on Form 1-A

Offering Statement on Form 1-A Filed April 25, 2024

Cover Page

1.	Please revise the total proceeds to company column in your table to ensure the calculation for the low end of the range in amount of common stock offered by the company is correct. This should align with disclosure elsewhere in your offering circular, such as in the Use of Proceeds on page 12.

Response: We have updated our Registration Statement as requested.

2.	Please revise to clarify that this offering will begin within two days of the date of qualification.

Response: We have updated our Registration Statement as requested.

3.	Please revise the disclaimers as follows or provide us your analysis regarding why no revision is necessary:

•	Revise to clarify that no sale may be made if the aggregate purchase price is more than $75 million.
•	Revise to clarify whether this document is accurate as of the date of qualification and to what extent you have a legal obligation to revise this document after the date of qualification. Clarify whether you intend to take legal responsibility for oral statements made by persons at the company after the date of this offering statement, or revise to eliminate this unclear disclosure.
•	Revise the penultimate paragraph to clarify that you are responsible for all information in this document.
•	Revise the last paragraph to eliminate the inappropriate disclaimer that “all such summaries are qualified in their entirety by references to the actual documents.”

Response: We have updated our Registration Statement as requested.

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Offering Circular Summary

Our Company, page 1

4.	The disclosure in the summary should provide a balanced presentation of your business, including a brief overview of the key aspects of the offering. Please revise your summary as follows:

•	Please revise to clarify the current business activities of each Standard Dental Labs Inc. and Prime Dental Lab LLC, and to be consistent throughout the document. For example, if true, clarify whether you subcontract all of the Standard Dental Labs work to Prime Dental Lab LLC, as you disclosed in previous filings. Here, we note on page 24 that “Standard Dental Labs produces several kinds of dental prosthetics” and on page 25 that “Prime Dental Lab produces roughly 500 dental prosthetics each month.” We also note your disclosure on page 28 that Standard Dental Labs is in the business of acquiring privately owned dental lab operations. Please clarify whether you engage in the same business activities under each tradename.
•	Please revise your discussion of your current business activities to include a brief description of your current dental lab operations, including the products and services you offer.
•	Please revise the disclosure of your activities searching for lab operations to acquire to provide additional detail regarding how you identify the regional markets and smaller lab operations you target businesses and to discuss the current status of your expansion activities.
•	Clarify what role your sole officer and employee has in the search and development operations as compared to day-to-day supervision of current business operations. Revise the risk factors to address the risks associated with having one executive officer in multiple roles.

Finally, when revising your summary, balance the disclosure by including disclosure regarding your limited operating history in your current business segment and your history of net losses.

Response: We have updated our registration statement as requested.

Risks Related to Our Company

Acquiring additional dental labs is a key aspect of our business and growth strategy, page 4

5.	Please revise the subheading of this risk factor to ensure it adequately captures the risk associated with your acquisition strategy set forth underneath it. Refer to Item 105(a) of Regulation S-K.

Response: We have updated our Registration Statement as requested.

Risks Related to a Purchase of the Offered Shares

We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stock, page 8

6.	We note your disclosure on page 60 that you have entered into a purchase agreement with World Amber Corp. pursuant to which you have the right to direct World Amber Corp. to purchase up to $2,500,000 shares of your common stock. Please revise this risk factor to also address the potential dilutionary impact to investors from this equity line with World Amber. Also revise to highlight this agreement in the Summary and Summary Risk Factors with a cross-reference to more detailed disclosure.

Response: The Equity Line Agreement with World Amber Corp. was terminated and deemed void ab initio; therefore, we do not believe this additional language is necessary. We have updated the Registration Statement to consistently reflect the void status of this agreement.

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Use of Proceeds, page 12

7.	In your top table of estimated proceeds, your net proceeds amounts do not appear to be calculated appropriately. Specifically, the gross proceeds less offering expenses do not appear to equal the net proceeds amounts disclosed. Please revise as necessary.

Response: We have updated our Registration Statement as requested.

8.	The second table should show the different purposes for which the net proceeds from the offering will be used as well as the corresponding amount for each purpose pursuant to Item 504 of Regulation S-K. In this regard, it is not clear why you are adding the cash value of the amount of principal and interest attributable to the conversion of the Convertible Notes as it does not appear that the net proceeds from the offering will be used to repay this debt. Please revise your disclosures as necessary. Please also ensure that the amounts are calculated appropriately. For example, we would expect the 25% column to reflect the application of total gross proceeds of $2 million less $32,500 of offering expenses, which results in net proceeds of $1,967,500.

Response: We have updated our Registration Statement as requested.

Plan of Distribution, page 16

9.	We note that you “may issue Offered Shares in this offering for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers in this offering.” Please revise to disclose the all forms of non-cash consideration you intend to offer and their value. Refer to the Note to Rule 251(a)(1) of Regulation A. Please also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non-cash consideration would impact your offering. Please also revise your risk factors to address the potential consequences to the company if a substantial amount of shares is sold for non-cash consideration.

Response: We have updated our Registration Statement as requested.

Selling Stockholder, page 19

10.	Please revise your disclosure here to indicate the nature of Mr. Kim’s relationship with the company. Refer to Item 507 of Regulation S-K.

Response: After further consideration, we have decided to remove selling shareholders from this filing. We have updated the Registration Statement accordingly.

Overview of Business over the Last Five Years, page 23

11.	We note that you entered into an asset purchase agreement with Prime Dental on August 15, 2022 pursuant to which you paid $700,000 in cash and stock consideration. We note that a final payment of cash consideration will be due following the receipt of proceeds from the financing associated with this offering. We also note that the share consideration is subject to a lock-up agreement pursuant to which 12.5% of the total Consideration Shares will be released each quarter provided certain minimum quarterly targets are achieved. Please revise to ensure all material terms of the asset purchase agreement, lock- up agreement and amendments thereto are disclosed, including any termination provisions and the minimum quarterly revenue targets that must be achieved. Please also file the agreements and any amendments thereto as exhibits to this offering circular. Refer to Item 17.6 of Form 1-A.

Response: We have included the asset purchase agreement as an exhibit. We have reviewed and updated the disclosure to ensure all material terms are included.

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12.	We note your disclosure that the final payment of $70,000 due to Prime Dental Lab, LLC “is contingent upon the company being successful in achieving a registered financing such as this application.” Please clarify whether this exempt offering on Form 1-A pursuant to Regulation A constitutes a “registered financing” such that it would trigger final payment to Prime Dental Lab, LLC. Please revise your disclosure accordingly.

Response: We have updated our Registration Statement as required.

Our Current Business, page 25

13.	Please revise this section to describe both your business of discovering and acquiring dental labs and your operating business, including your agreements with Mr. Kim as a subcontractor, as provided in your previous filing, or advise why that information is no longer applicable.

Response: While we plan to pursue the acquisition of additional dental labs as part of our growth strategy, acquisitions in and of themselves are not our business. Rather, our business is that of an operating dental lab. We have updated our Registration Statement to better reflect these facts. All agreements have been included in the filing as exhibits.

14.	We note your disclosure that you have “more than 50 dental clinics as clients.” Please discuss what types of commercial arrangements you have in place with these clients and whether your business is dependent on one or a few of these customers. Refer to Item 601(h)(4)(vi) of Regulation S-K.

Response: As per industry standard, we do not have any commercial agreements with existing customers or suppliers. We have updated our Registration Statement to so state.

15.	We note your disclosure that “Prime Dental Lab products roughly 500 dental prosthetics each month.” Please revise in an appropriate place in the business section to address the distribution methods of your products. Refer to Item 601(h)(4)(ii) of Regulation S-K.

Response: We use standard carriers (UPS, FedEx, etc.) for delivery of prosthetics. Similarly to our response to Comment 14, we do not have commercial agreements with any of these carriers. We have updated our Registration Statement to so state.

Products and Services, page 26

16.	We note that your dental labs “supply dentists and dental clinics with dental prosthetics such as crowns, bridges, and implants.” Please revise your disclosure to address the sources and availability of raw materials for your products and the names of your principal suppliers. Refer to item 601(h)(4)(v).

Response: Raw materials for our products are readily available from multiple sources. As such, we source our materials from multiple sources such that we do not consider the Company as having any principal suppliers. We have updated the Registration Statement to so state.

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17.	We note your disclosure that “3D printing and modelling technology has become more mainstream” and that “going forward [you] plan to purchase the latest and most advanced equipment available in the sector.” Please revise your risk factors to address any material risks to your business strategy related to your ability to successfully purchase and integrate into your operations more advanced equipment and technology such as 3D printing and modelling technology.

Response: We have updated our Registration Statement as requested.

Employees, page 29

18.	Please revise to clarify if the company contracts with the employees working in the dental labs, or if they have contracts with another entity controlled by Mr. Kim, or some other facts apply. In addition, please revise to clarify for what aspects of your business operations you use sub-contractors and consultants, and whether you have contracts with those individuals.

Response: We have updated our Registration Statement as requested.

Significant Acquisitions, page 29

19.	We note that as part of your August 2022 acquisition of Prime Dental Labs, you purchased certain “rights, trademarks, intellectual property and intangible assets of the seller.” Please expand your disclosure in the Business section to include a discussion of these items acquired as well as any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts you may have, including duration. Please refer to 101(h)(4)(vii) of Regulation S-K.

Response: We have updated our Registration Statement as requested.

20.	We note you have entered into a subcontractor agreement with Mr. John Kim on August 31, 2022, which was amended April 30, 2023, and that your business currently depends on Mr. Kim’s ongoing labor, quality control, and delivery services and management oversight. Please file this agreement as an exhibit to your offering circular. Refer to Item 17.6 of Form 1-A.

Response: We have filed the agreement as an exhibit as requested.

Management’s Discussion and Analysis, page 30

21.	Please revise your discussion of your results of operations to provide a comparative discussion of material changes between periods and provide the specific reasons and factors contributing to these material changes. Your discussion of revenues should also include a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. See Item 303 of Regulation S-K.

Response: We have updated the Registration Statement as requested.

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22.	Please revise this section to disclose your equity line arrangement with World Amber Corp., including all material terms such as termination provisions and events of default. Please also file the purchase agreement and related registration rights agreement as exhibits to the offering circular, or, in the alternative, tell us why they are not required to be filed. Refer to Item 17.6 of Form 1-A.

Response: The Equity Line Agreement with World Amber Corp. was terminated and deemed void ab initio; therefore, we do not believe the Equity Line Agreement should be filed as an exhibit.

Directors, Executive Officers, Promoters and Control Persons, page 36

23.	We note that Ms. Ambrosio has served as a Director since April 20, 2023. Please expand your disclosure here to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the Ms. Ambrosio should serve as a director, in light of the registrant’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: We have updated the registration statement as requested.

Certain Relationships and Related Transactions

James Brooks, Sole Officer and a Director, Controlling Shareholder, page 41

24.	We note that the Company reimburses Mr. Brooks for rent, utilities and insurance for a space that is used both as residential and office space. It appears these payments should be included in the Summary Compensation Table on page 38 with respect to Mr. Brooks. Please revise or provide us your analysis regarding why these payments are not compensation. Refer to Item 402(n)(2)(ix)(A) of Regulation S-K and the Instructions to Item 402(n)(2)(ix).

Response: We have updated our Registration Statement as requested.

25.	Please revise to clarify the nature of the $1,171,272 convertible promissory note the company issued to Mr. Brooks in 2021. Refer to Item 404(a)(6) of Regulation S-K. Provide this note and all agreements referenced in this section as exhibits to the offering circular. Refer to Item 17.6 of Form 1-A.

Response: We believe the disclosure about the Note in this section and throughout the filing clearly identifies the nature and material terms of the Note. We have included the Note as an exhibit.

Financial Statements, page 43

26.	In prior correspondence, we note the determination that Prime Dental Lab, LLC is the predecessor entity as defined in Rule 405 of Regulation C. Please clearly identify Prime Dental Lab LLC as the predecessor entity throughout your filing. We would also expect the financial statements and corresponding financial information throughout the filing to include the following:

•	For the periods prior to the acquisition date of August 15, 2022, the historical financial statements should be of the predecessor entity only. Specifically, we would expect to only see the audited financial statements of Prime Dental Lab, LLC through the stub-period period ended August 14, 2022; and
•	For the periods subsequent to the acquisition, the historical financial statements should reflect the successor entity, which would be the consolidated post-merger entity. Specifically we would expect to see the historical combined consolidated financial statements for Standard Dental Labs Inc. (Formerly Costas, Inc.) and Prime Dental Lab, LLC for the stub-period from August 15, 2022 through December 31, 2022 and the combined consolidated financial statements for each interim and annual period going forward.

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We would also expect clear presentation in the filing of the predecessor and successor periods as well as corresponding disclosure of what is included in each period. Refer to Part F/S(a)(1) of the Form 1-A.

Response: Section 1170.1 of the SEC Financial Reporting Manual states:

The definition of “predecessor” in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.

We disagree with the prior determination that Prime Dental Lab, LLC is a predecessor entity as defined in Rule 405 of Regulation C because the Company did not acquire or assume the operations of Prime Dental Lab, Inc. Rather, the Company acquired certain assets from Prime Dental Lab, Inc. that were integrated into our own platform/corporate structure.

Note 1. Nature of Operations, page 50

27.	Please clearly disclose the nature of your current business operations.

Response: We have updated our Registration Statement as requested.

Note 6. Subcontractor Agreement, page 56

28.	In regards to the subcontractor agreement entered into with Mr. John Kim, please address the following:

•	Please disclose the amounts paid for each period presented; and
•	Your disclosures indicate that the management company of Mr. John Kim is called Smile Dental and also indicate elsewhere, including on page 51, that Prime Dental Lab LLC is now referred to as Smile Dental. Please further clarify in your disclosures the relationship between the management company of Mr. John Kim and your predecessor entity Prime Dental Lab LLC which now appears to be referred to as Smile Dental.

Response: We have updated the Registration Statement as requested. With respect to the second bullet point, we have updated the filing to clarify that (i) after Standard Dental acquired the assets of Prime Dental (including its name and branding), Prime Dental changed its name to Smile Dental. We have clarified that John Kim is the managing member of Smile Dental and have also updated the disclosure to reflect the fact that the subcontractor agreement is with Smile Dental.

General

29.	Please advise how the Subject Convertible Notes are convertible into Company Offered Shares. Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.

Response: The Subject Convertible Notes are not, by their terms, convertible into shares being issued under this offering. We have updated the Registration Statement to correct those statements.

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30.	To the extent you intended to separately qualify the securities underlying Subject Convertible Notes for resale using Securities Act Rule 251(d)(3)(i)(A), please provide your analysis regarding whether those stockholders and the current Selling Stockholder are underwriters, and please also confirm you understand the limitations on selling securityholder sales applicable to your offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09 and Rule 251(a)(3). If more than one paragraph of Rule 251(d)(3)(i) is being used to qualify securities, please revise your cover page to clearly identify each subparagraph of Rule 251(d)(3)(i) being used and the amounts being qualified pursuant to such paragraph.

Response: We do not intend to separately qualify securities underlying Subject Convertible Notes. We have also removed the provisions regarding the selling stockholder. As such, we believe these changes address the concerns highlighted in this comment.

31.	We note that you are conducting this offering on a best-efforts basis and that your Chief Executive Officer, James D Brooks, will participate in the sales process, relying on Rule 3a4-1. Please disclose how Mr. Brooks will determine whether any sale is for the benefit of the Company or for the account of a selling stockholder (including the Selling Stockholder and holders of the Subject Convertible Notes, if applicable). Please also address the following additional questions related to your proposed sales process. Please ensure that your analysis reflects any relevant changes to your offering structure contained in your response, such as the inclusion of the holders of the Subject Convertible Noted as selling stockholders.

•	How will investors know if they are purchasing shares directly from the Company or from a selling stockholder? N/A: Selling stockholder has been removed.
•	We note the minimum purchase requirement solely applies to the Company Offered Shares, please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares, please refer Rule 251(d)(3)(i)(F) of Regulation A. Due to the removal of the selling stockholder, the minimum purchase requirement applies to all shares being offered. As such, we believe this complies with requirements of Rule 251(d)(3)(i)(F) of Regulation A.
•	We note your disclosure on page 17 that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer any subscriptions in whole or in part. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. We have updated the filing by (i) removing the language regarding rejection of a subscription, and (ii) clarifying that terminating the offering at the discretion of the Company must be done in compliance with Rule 251(d)(3)(i)(F).

Response: We have updated the Registration Statement as explained above.

32.	Securities Act Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure indicates that “there is no faster way to grow than through acquisition. Consolidation of this industry, currently represented by 7,000+ privately owned businesses, will be the company’s focus” and the use of proceeds reflects a significant amount of the proceeds are allocated to future unspecified acquisitions. Please provide your analysis as to how you are eligible to conduct this offering under Regulation A.

Response: To summarize the comment above, Regulation A is not available to blank check companies. We are not a blank check company because (i) we do have a specific business plan (operation of our dental lab), and (ii) we are not a development stage company. While acquisitions are part of our growth strategy, they are not our sole focus. We have updated the Registration Statement to clarify this point.

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33.	We note that you have checked the box for Item 6 of Part I indicating that you have not sold any unregistered securities within the past one year. We also note, however, your disclosure on page 14 of the offering circular indicating that you have issued various convertible promissory notes between May 2023 and March 2024. Please clarify whether you have sold any unregistered securities in the past one year and revise your disclosure or selection in Item 6, accordingly.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Standard Dental Labs inc. /s/ James D. Brooks CEO and Director

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